UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                          Form U-3A-2             File No. 61-193


     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company
Act of 1935.

                   WILLIAMS ASSOCIATES, INC.
                              and
         SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby   files  with  the  Securities  and  Exchange  Commission,
pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     WILLIAMS ASSOCIATES, INC.

     A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under
     Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia. (The company changed its name from Williams Associates, Inc. to C. T. WILLIAMS & CO., Inc. On July 31, 1997.)

     C. T. WILLIAMS AND COMPANY, INC.

     A wholly owned subsidiary corporation of Williams Associates, Inc., organized under the laws of Maryland. It is engaged in the investment business. All of its business is carried on in the State of Maryland. The corporation was merged into the parent Williams Associates, Inc. at close of business 6/30/97.

     SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

     A 81.37% owned subsidiary corporation of Williams Associates, Inc., organized under the laws of the Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas Service corporation to Southwestern Virginia Energy Industries, Ltd. The corporation is a Public Utility
     Holding  Company  under  Section  3-a-1.   All  of  its
     business is carried on in the Commonwealth of Virginia.
                                                  Page 2 of 7

     SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized June 30,
     1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

     MIDWAY BOTTLED GAS COMPANY, INC.

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its businss is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

     SOUTHWESTERN VIRGINIA GAS COMPANY

     A 99.16% owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public Utility company subject to the jurisdiction of the State Corporation Commission of Virginia, doing business exclusively in Virginia.

     BATT'S NECK PROPERTIES, INC.

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation is engaged in apartment rentals. All of the business is carried on in the Commonwealth of Virginia.

      2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:

     WILLIAMS ASSOCIATES, INC.

     Williams  Associates, Inc. is a Public Utility  Holding
     Company,  which  was organized under the  laws  of  the
     Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern Virginia Energy Industries, Ltd., and various other investments.


     SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

     Southwestern Virginia Energy Industries, Ltd., is a public utility holding company. Its business is to own 159,695 shares (99.16%) of Southwestern Virginia Gas
     Company common stock, a public utility company;   5,000
     shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 2,850 shares
     (100%)  of  Batt's Neck Properties, Inc. common  stock;
     and other investments.
     SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

     This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The company purchases its natural gas requirements from Transcontinental Gas Pipe Line Corporation (TRANSCO) and AMOCO at various points on Transco's system. Such gas is transmitted from the point of connection to Transco's Pipe Line to the City of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania, Virginia.

      3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

          (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

                     No electric energy was sold and 684,259
          natural gas was sold and 439,436 Mcf of natural gas was transported by the subsidiary public utility, Southwestern Virginia Gas Company.

                (b)   Number of Kwh. of electric energy  and
          Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

               NONE

                (c)   Number of Kwh. of electric energy  and
          Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

               NONE

                      (d)    Number  of  Kwh.   of
               electric energy and Mcf. of natural
               or   manufactured   gas   purchased
               outside of State in which each such
               company  is organized,  or  at  the
               State line.

                    677,026 Mcf.

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               NONE

                (b)   Name of each system company that holds
          an   interest  in  such  EWG  or  foreign  utility
          company; and description of interest held.

                    NONE

                (c)   Type  and amount of capital  invested,
          directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    NONE

                (d)  Capitalization and earnings of the  EWG
          or foreign utility company during the reporting period.

                    NONE

                 (e)    Identify  any  service,   sales   or
          construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

                    NONE


                           EXHIBIT A

      A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

                       SCHEDULES 1 AND 2

                        Attached Hereto

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 10th day of February, 1998.

                              C. T. WILLIAMS & CO., INC.




                                s/C.T. Williams, III
                                ________________________
                                  C. T. Williams, III
                                   President

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
__________________________




                              SOUTHWESTERN VIRGINIA ENERGY IND.,LTD.



                                s/Ralph J. Pruitt
                                ____________________________
                                  Ralph J. Pruitt
                                  Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:


David McI. Williams
_________________________

      Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    Ralph J. Pruitt
                    Vice President of Finance & Treasurer
                    Southwestern Virginia Energy Ind., Ltd.
                    208 Lester Street
                    Martinsville, Virginia 24112


                    C. T. Williams, III
                    President
                    C. T. WILLIAMS & CO., INC.
                    9690 Deereco Road
                    Suite 130
                    Timonium, Maryland  21093


                            EXHIBIT B

   Item No.         Caption Heading                    Amount

       1          Total Assets               =       $10,879,093
       2          Total Operating Revenues   =         6,349,423
       3          Net Income                 =           327,599


                           EXHIBIT C

                There  are  no  EWG or foreign  utility
          companies in the holding company system.

WMS ASSOC., INC. & SUBS.      S.WEST.   MIDWAY   S.WEST.   BATT'S      WMS     CT WMS  S.WEST.
   CONSOLID. BAL SHEET       VA ENGY.   BOTTLED  VA. GAS    NECK      ASSC.    & CO.   VIRGINIA
     6/30/97 UNAUDITED       IND, LTD   GAS CO.  SERVICE    PROP.      INC.     INC.   GAS CO.   ELIM.    TOTAL
          ASSETS
Current Assets
  Cash                          391894    253569   120030     43744     51055    30157  1077583           1968032
  Accounts Receivable                      48756    36871     -1728                      341645            425543
  Accounts Rec. - Other          34464       450                                                            34914
  Accts Rec. - Affiliates                                                                                       0
  Inventories                              77596    40243                                323447            441286
  Funds                                                                234028   212161                     446189
  Prepayments                              37897    34721      4806                       71776            149200
    Total Current Assets        426359    418268   231866     46821    285083   242318  1814450        0  3465165

Investments at Cost
  Various Investments           121094                                  37673    58487                     217254
  S.W. Va. Energy Ind Ltd                                               11987                     -11987        0

  S.W. Va. Gas Co. Com.         447005                                                           -447005        0
  S.W. Va. Gas Co. Prefer.       39120                                                            -39120        0
  Midway Bot'ld Gas Co Inc      379187                                                           -379187        0
  S.W. Va. Gas Serv. Corp.      159607                                                           -159607        0
  C. T. Williams Co., Inc.                                             275135                    -275135        0
  Batt's Neck Prop., Inc.       285000                                                           -285000        0

    Total Investments          1431013         0        0         0    324795    58487        0 -1597041   217254



Prop., Plant and Equip.         291736    807958   533802   1325434               5931  8286403          11251263
  Less: Accumulated Deprc.      -21945   -538230  -297439   -160479              -5931 -3256252          -4280276

    Net Prop, Plant & Equip     269792    269728   236363   1164954         0        0  5030151        0  6970987

Other Assets
  Notes Rec. - Affiliates       146963                            0                  0           -146963        0
  Goodwill                                114578    39908                                        -551874  -397388
  Other                                    38750                                535917    48408            623076

    Total Other Assets          146963    153329    39908         0         0   535917    48408  -698838   225687


Total Assets                   2274127    841324   508137   1211776    609878   836722  6893009 -2295879 10879093






WMS ASSOC., INC. & SUBS.      S.WEST.   MIDWAY   S.WEST.   BATT'S      WMS     CT WMS  S.WEST.
   CONSOLID. BAL SHEET       VA ENGY.   BOTTLED  VA. GAS    NECK      ASSC.    & CO.   VIRGINIA
     6/30/97 UNAUDITED       IND, LTD   GAS CO.  SERVICE    PROP.      INC.     INC.   GAS CO.   ELIM.    TOTAL

  LIABIL. & STKHLD. EQUITY
Current Liabilities
  Accounts Payable                         20306    12325      2305                      383493            418428
  Accounts Pay. - Other                                                                                         0
  Accounts Pay. - Affil.                                                                                        0

  Notes Payable                                                                                                 0
  Notes Payable - Afiliates                                                                                     0
  Curt. Port of L.T. Debt                  22407              27980                      102912   -22407   130892

  Taxes Payable                            34174    37295      5657    -17980    28717     8293             96156
  Other Accrued Exp. & Pay.      29727     49108    44016     19016                      323009            464876
  Dividends Payable                                                                         750               750

  Total Current Liab             29727    125995    93636     54958    -17980    28717   818456   -22407  1111102



Long Term Debt                            146963             905609                     2375622  -146963  3281231
  Less Current Portion                    -22407             -27980                     -102912    22407  -130892

    Net Long Term Debt               0    124556        0    877629         0        0  2272710  -124556  3150339


Deferred Credits
  Other Deferred Credits           640     26510    28529      3646     93350            121069   -93350   180394
  Defer. Invest. Tax Credit                                                               67758             67758
  Deferred CR. - Billed Gas                                                              463262            463262

    Total Deferred Credits         640     26510    28529      3646     93350        0   652089   -93350   711413


Stockholders' Equity
  Preferred Stock                                                                         50000   -50000        0
  Common Stock                   49654      5000     2000    285000     31950   100000   402613  -792330    83887
  Treasury Stock                                                                                                0
  Paid in Capital               182572    158532   157607                       173972    28403  -680793    20293
  Retained Earnings            2011534    400732   226364     -9456    502558   534033  2668736  -532443  5802057

    Total Stkhold.Equity       2243760    564263   385971    275544    534508   808005  3149751 -2055565  5906237


Total Lia & Stkhold. Equity    2274127    841324   508137   1211776    609878   836722  6893007 -2295879 10879091









WMS ASSOC., INC. & SUBS.      S.WEST.   MIDWAY   S.WEST.   BATT'S      WMS     CT WMS  S.WEST.
CONSOL. STMT OF INC. & RE    VA ENGY.   BOTTLED  VA. GAS    NECK      ASSC.    & CO.   VIRGINIA
   6 MTHS END 06/30/97       IND, LTD   GAS CO.  SERVICE    PROP.      INC.     INC.   GAS CO.   ELIM.    TOTAL
       (Unaudited)
Sales                                   1021441   811818    87761               0      4428403           6349423

Costs and Expenses
  Cost of Sales                           600308   434169                               2849860           3884337
  Operating & General Exp.       83656    284729   252249     56043     51857     7171  1029621           1765326
  Depreciation                    1002     35406    28167     26439                      143604            234618

    Total Costs and Exp.         84658    920442   714585     82482     51857     7171  4023085        0  5884280

Other Income
  Dividends                     205971                                 108792     4270           -310618     8415
  Other Income                   12469      4935    10896                4371    92267    14545    -7653   131828
  Gain or Loss on Assets                                                                                        0


    Total Other Income          218439      4935    10896         0    113163    96537    14545  -318271   140243

Other Expenses                             14500     4473                                104859    -7653   116178

Income Before Inc. Taxes        133782     91434   103655      5279     61307    89365   315004  -310618   489208

Income Taxes                    -33351     34572    38543      2004    -17980    32717   105104            161609

Net Income                      167132     56862    65113      3275     79287    56648   209900  -310618   327599

Retained Earnings, Beg.        1938744    383870   191252    -12731    480781   508785  2592393  -532443  5550650

    Subtotal                   2105877    440732   256364     -9456    560068   565433  2802293  -843061  5878249

Dividends Paid                  -94343    -40000   -30000              -57510   -31400  -133557   310618   -76192

Retained Earnings, End.        2011534    400732   226364     -9456    502558   534033  2668736  -532443  5802057





